SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Non Union Plan #46840 – TransCanada 401(k) and Savings Plan
TransCanada USA Services Inc., 13710 FNB Parkway,
Omaha, Nebraska 68154-5200

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

NON UNION PLAN #46840 – TRANSCANADA 401(K) AND SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	2
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008
Notes to Financial Statements
SUPPLEMENTAL SCHEDULE	9
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2008
SIGNATURE
EXHIBIT
The following exhibit is filed herewith:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

TRANSCANADA 401(K) AND SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Plan Administrator
TransCanada 401(k) and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the TransCanada 401(k) and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the TransCanada 401(k) and Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado
June 29, 2009

TRANSCANADA 401(K) AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (dollars)	2008	2007
Assets
Investments
Investments at fair value (Note 3)	52,033,338	53,542,137
Participant loans	2,221,944	1,918,272
	54,255,282	55,460,409
Employer contribution receivable	325,246	3,181,796
Net Assets Available for Benefits	54,580,528	58,642,205

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (dollars)	2008
Additions
Contributions:
Employee contributions	12,222,230
Employer contributions	7,225,751
19,447,981

Transfers (Note 6)	2,179,390
Interest and dividend income	2,180,180
Total Additions	23,807,551

Deductions
Net decrease in fair value of investments (Note 3)	24,432,612
Payment of plan benefits	3,422,638
Administrative expenses	13,978
Total Deductions	27,869,228

Decrease in Net Assets Available for Benefits	(4,061,677)

Net Assets Available for Benefits
Beginning of Year	58,642,205
End of Year	54,580,528

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN

The following description of the TransCanada 401(k) and Savings Plan (the Plan) provides only general information.  Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for retirement benefits. Any employee of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries that has attained the age of 21 and is not covered by a collective bargaining agreement may participate. The Plan excludes non-resident persons with no income from a United States source and non-resident persons who have been non-residents for a period of not less than 183 days.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On August 26, 2008, TransCanada Corporation (TransCanada), parent company of TCUSA, acquired the Ravenswood power generating facility (Ravenswood) from National Grid plc (National Grid). Historically, Ravenswood non-union employees had participated in the KeySpan Energy 401(k) Plan for Management Employees sponsored by National Grid.  As of the acquisition date, Ravenswood employees experienced a benefit event under their previous benefit plan. The employees were provided a one-time option to transfer their outstanding loan balances and associated account balances. These transfers occurred on October 2, 2008.  Employees who did not take advantage of this option may transfer their account balances at any time.

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets.

Vesting

Participants are immediately vested in their contributions (including rollovers), employer contributions, and any earnings thereon.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.  A participant may receive pension benefits commencing on or after age 55 provided they have terminated their employment with the Company.

Participants may elect to withdraw all or a portion of their vested matching and profit sharing contributions that have been in their account for at least 24 months and after they have at least 60 months of participation in the Plan.

Forfeitures

As participants are immediately 100 per cent vested in their account balance, there are no forfeitures.

Employee and Employer Contributions

Each year, participants may voluntarily agree to contribute up to the lesser of 60 per cent of their compensation, as defined by the Plan document, and $15,500, subject to certain limitations under the Internal Revenue Code (the Code).  In addition, employees may contribute up to 100 per cent of bonuses paid by the Company. The Company will match 100 per cent of each participant’s contributions up to five per cent of the participant’s compensation.  The Company may make annual discretionary profit sharing contributions in an amount to be determined at year end by TCUSA’s Board of Directors.

Effective January 1, 2008, TCUSA Services Inc.’s defined benefit retirement plan (the Retirement Plan) was changed to allow employees with less than ten years of continuous service the choice to participate in the Retirement Plan, or elect to receive a seven per cent company contribution to the Plan.  On an annual basis, until they attain ten years of continuous service, employees who choose the Plan may elect to participate in the Retirement Plan. Once the employee attains ten years of continuous service, the employee is automatically and permanently enrolled in the Retirement Plan.  The information presented in these financial statements does not include information related to the Retirement Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings.  Earnings are allocated by the fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Plan expenses are generally paid by the Company, which is the Plan sponsor.  Affected participant accounts are charged expenses related to participant loans.

Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 per cent of their vested account balance, reduced by the highest outstanding loan balance in their account during the prior twelve month period.  Loan terms range from one to five years for general loans or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest, at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the loan.  The interest rate on loans outstanding at December 31, 2008 ranged from 4.25 per cent to 9.25 per cent (2007 – 5.00 per cent to 9.50 per cent).  Principal and interest are paid through payroll deductions.

Investments in TransCanada Corporation

Effective January 1, 2008, stock of TransCanada was available to participants in the Plan. A participant’s portfolio may consist of up to ten per cent of TransCanada stock.

Administrative Expenses

The Company is the Plan Administrator and is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal, and management services on behalf of the Plan. The Company incurred $27,950 of expenses on behalf of the Plan in the year ending December 31, 2008.  The Company has not charged the Plan for these expenses or services.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Changes in Accounting Policies for 2008

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157) for its assets measured at fair value on a recurring basis, effective January 1, 2008.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date.

The Plan’s financial assets that are recorded at fair value on a recurring basis are categorized as Level I based upon a fair value hierarchy in accordance with FAS 157.  Fair values of assets included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities. There is no current period disclosure required under FAS 157 for items measured at fair value on a non-recurring basis.

Assets measured at fair value on a recurring basis are categorized in accordance with FAS 157 as follows:

December 31, 2008 (dollars)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total

Mutual funds	51,660,455	-	-	51,660,455
Common stock and other	372,883	-	-	372,883
Participant loans	-	-	2,221,944	2,221,944
Total Investments	52,033,338	-	2,221,944	54,255,282

The following table presents a summary of changes in the fair value of the Plan's Level III assets:

December 31 (dollars)	2008
Participant Loans
Beginning balance at January 1, 2008	1,918,272
Purchases, sales, issuances and settlements (net)	303,672
Ending balance at December 31, 2008	2,221,944

Basis of Presentation

The financial statements of the Plan are prepared on a going concern basis and do not purport to reflect the financial status of the Plan if it were terminated on the valuation date.  These financial statements present the aggregate financial position of the Plan and provide no information about the portion of assets attributable to any individual member or group of members. Amounts are stated in U.S. dollars unless otherwise indicated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Basis of Accounting

These financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of shares is determined by quoted prices in active markets using the closing sale price on the last day of the Plan year.

Interest income is recorded on the accrual basis; dividends are recorded on the ex-dividend date.

Net increase or decrease in fair value of investments consists of:  (1) the net change in unrealized appreciation or depreciation on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on trade-date basis.  Gains and losses on sales of these securities are reported on an average-cost basis.

Participant loans are valued at the outstanding balances, which approximate fair value.

Contributions and Payment of Benefits

Contributions are recorded in the period in which they become obligations of the Company.  Benefits are recorded when paid.

Concentration of Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments.  The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

NOTE 3:  INVESTMENTS

The Plan utilizes various investment instruments, including common stock funds and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (dollars)	2008	2007
Fidelity Retirement Money Market Fund	6,407,816	* *
Fidelity Diversified International Fund	5,930,660	8,727,279
Fidelity U.S. Bond Index Fund	4,094,943	* *
Fidelity Equity Income Fund	3,497,184	4,924,288
Fidelity Freedom 2020 Fund ®	3,351,955	3,685,300
Baron Asset Fund	3,330,223	4,548,245
Artisan Mid Cap Value Fund	2,977,990	2,824,343

*      Investment represents less than five per cent of the Plan’s net assets.

Net Decrease in Fair Value of Investments

Net decrease in fair value of investments by major category (including investments purchased, sold and held during the year) as determined by quoted market prices was as follows:

December 31 (dollars)	2008
Mutual funds	24,322,207
Common stock and other	110,405
Net Decrease in Fair Value of Investments	24,432,612

NOTE 4:  INCOME TAXES

The Plan is a prototype plan designed by the Trustee. The Internal Revenue Service has determined and informed the Company by a letter dated October 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  The Plan is exempt from federal income taxes.  Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 5:  PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee as defined by the Plan. Therefore these transactions qualify as party-in-interest. The expenses incurred on behalf of the Plan by the Company are disclosed in Note 1.

At December 31, 2008, Plan investments included $371,740 (2007 – nil) of TransCanada common stock and $1,143 (2007 – nil) in a TransCanada stock purchase account.

NOTE 6:  TRANSFERS

Transfers relate to participant accounts that are transferred into the Plan for reasons other than a benefit event. The transfers in 2008 relate primarily to employee accounts transferred into the Plan as a result of the Company’s acquisition of Great Lakes Transmission Limited Partnership (Great Lakes) in 2007. Transfers also include accounts related to employees who are no longer covered by a collective bargaining agreement.

TRANSCANADA 401(K) AND SAVINGS PLAN

                EIN    #: 98-0460263
                PLAN #: 001

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value (US dollars)

*	Fidelity Retirement Money Market Portfolio	Mutual Fund	6,407,816
*	Fidelity Diversified International Fund	Mutual Fund	5,930,660
*	Fidelity U.S. Bond Index Fund	Mutual Fund	4,094,943
*	Fidelity Equity Income Fund	Mutual Fund	3,497,184
*	Fidelity Freedom 2020 Fund®	Mutual Fund	3,351,955
	Baron Asset Fund	Mutual Fund	3,330,223
	Artisan Mid Cap Value Fund	Mutual Fund	2,977,990
*	Fidelity Export & Multinational Fund	Mutual Fund	2,230,642
*	Spartan ® U.S. Equity Index Fund	Mutual Fund	2,083,311
*	Fidelity Dividend Growth Fund	Mutual Fund	2,042,121
*	Fidelity Freedom 2030 Fund®	Mutual Fund	1,927,881
*	Fidelity Freedom 2015 Fund	Mutual Fund	1,922,909
*	Fidelity Inflation Protected Bond Fund	Mutual Fund	1,726,073
*	Fidelity Freedom 2025 Fund	Mutual Fund	1,482,757
*	Fidelity Fund	Mutual Fund	1,437,573
	RS Partners A	Mutual Fund	1,339,578
*	Fidelity Freedom 2035 Fund	Mutual Fund	1,337,891
*	Fidelity Freedom 2010 Fund®	Mutual Fund	1,320,211
*	Fidelity Aggressive Growth Fund	Mutual Fund	1,236,382
	Hartford Growth Y	Mutual Fund	662,820
*	Fidelity Freedom 2040 Fund®	Mutual Fund	476,650
*	Fidelity Freedom 2050 Fund	Mutual Fund	240,431
*	Fidelity Freedom 2000 Fund®	Mutual Fund	229,205
*	Fidelity Freedom Income Fund®	Mutual Fund	184,294
*	Fidelity Freedom 2045 Fund	Mutual Fund	111,844
*	Fidelity Freedom 2005 Fund	Mutual Fund	77,111
	Total Mutual Funds		51,660,455

*	TransCanada Corporation	Common Stock	371,740
*	TransCanada Corporation	Stock Purchase Account	1,143

	Participant loans	Interest rates ranging from 4.25% to 9.25% maturing through 2023	2,221,944
	Total Investments		54,255,282

*  Represents a party-in-interest (Note 5).

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, TransCanada USA Services Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2009

Non Union Plan #46840–TransCanada 401(k) and Savings Plan
By:	/s/ Wendy L. Hanrahan
Wendy L. Hanrahan Vice-President TransCanada USA Services Inc., the Plan Administrator

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.